1
2
3
4
5
6
7
8
9
10
11

UNITED STATES DISTRICT COURT

12

CENTRAL DISTRICT OF CALIFORNIA

13
14

SMARTMETRIC INC., a Nevada corporation,	CASE NO. CV-10-9371 JHN(MANx)_____
Plaintiff,	
vs.	**[Proposed] Order Setting Joint Claim Construction Briefing**
AMERICAN EXPRESS COMPANY, a New York Corporation,	
Defendant.	

15
16
17
18
19
20
21
22
23
24
25
26
27
28

03503.62047/3922216.1

Order

PURSUANT TO THE PARTIES' STIPULATION, IT IS HEREBY ORDERED AS FOLLOWS:

1. Defendant American Express Company will join with Defendants VISA, Inc. and MasterCard, Inc. in briefing and arguing the issue of claim construction of U.S. Patent No. 6,792,464 ("the '464 patent") on the same briefing schedule set by this Court in the co-pending patent infringement case entitled, *SmartMetric, Inc. v. MasterCard International Incorporated and VISA, Inc.,* Case No. CV 10-01864-JHN (FMOx) (C.D. Cal.).

2. Any *Markman* order issued by this Court in Case No. CV 10-01864-JHN (FMOx) in response to the scheduled briefing and *Markman* Hearing will also determine claim construction of the '464 patent for any further proceedings in this Action.

DATED: January ___, 2011

_____
Hon. Jacqueline H. Nguyen
United States District Judge

Patrick F. Bright (State Bar #68709)
WAGNER, ANDERSON & BRIGHT PC
3541Ocean View Boulevard
Glendale, California 91208
(818) 249-9300
(818) 249-9335 (fax)
E-Mail: pbright@patentattorney.us

Attorneys for Plaintiff SmartMetric Inc.,
 a Nevada corporation

QUINN EMANUEL URQUHART &
SULLIVAN, LLP
  Christopher Tayback (Bar No. 145532)
  christayback@quinnemanuel.com
865 South Figueroa Street, 10th Floor
Los Angeles, California 90017-2543
Telephone: (213) 443 3000
Facsimile: (213) 443 3100
Attorneys for Defendant American Express Company
 a New York Corporation

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SMARTMETRIC INC., a Nevada corporation,	**CASE NO. CV-10-9371 JHN(MANx)**
Plaintiff,	
vs.	**Stipulation and [Proposed] Order Setting Joint Claim Construction Briefing**
AMERICAN EXPRESS COMPANY, a New York Corporation,	
Defendant.	**Hon. Jacqueline H. Nguyen**
	[Proposed] Order Filed Concurrently Herewith

WHEREAS on December 22, 2010, Plaintiff SmartMetric Inc. ("SmartMetric") served a Complaint for patent infringement of U.S. Patent No. 6,792,464 ("the '464 patent") on Defendant American Express Company ("American Express"), commencing this Action.

WHEREAS also pending before this Court is *SmartMetric, Inc. v. MasterCard International Incorporated and VISA, Inc.*, Case No. 2:10-CV-01864-JHN-FMO ("the 1864 Action"), in which SmartMetric filed a Second Amended Complaint for patent infringement of the '464 patent against MasterCard International Incorporated and VISA, Inc. on July 27, 2010.

WHEREAS on December 21, 2010, this Court held a Scheduling Conference in the 1864 Action and set the claim construction briefing schedule and *Markman* hearing as follows: Opening briefs due February 4, 2011; Responsive briefs due February 18, 2011; and a *Markman* Hearing set for March 11, 2011 before Judge Jacqueline H. Nguyen.

WHEREAS in the two separate actions pending before this Court, SmartMetric has asserted the same patent – the '464 patent – and both cases are in a similar stage of the litigation. It would therefore be of judicial economy to have the claim construction briefing schedule and *Markman* hearing for each of the pending cases to proceed together. American Express and Defendants VISA, Inc. and MasterCard, Inc. intend to file consolidated omnibus briefs on claim construction.

THEREFORE, IT IS HEREBY STIPULATED by SmartMetric and American Express through their attorneys of record, subject to this Court's approval, as follows:

1. American Express Company will join with Defendants VISA, Inc. and MasterCard, Inc. in briefing and arguing the issue of claim construction of U.S. Patent No. 6,792,464 ("the '464 patent") on the same briefing schedule set by this Court in 1864 Action.

03503.62047/3914870.2
Case No. CV-10-9371 JHN(MANx)
[PROPOSED] ORDER ON CLAIM CONSTRUCTION BRIEFING

2. Any *Markman* order issued by this Court in the 1864 Action in response to the scheduled briefing and *Markman* Hearing will also determine claim construction of the '464 patent for any further proceedings in this Action.

Dated: January ~~18~~ 21, 2011

WAGNER, ANDERSON & BRIGHT LLP

Patrick F. Bright

by: ______________________

Patrick F. Bright

QUINN EMANUEL URQUHART & SULLIVAN, LLP

by: /s/ (with permission) CT

Christopher Tayback

Attorney for Defendant American Express Company

03503.62047/3914870.2
-3-